Table of Contents

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2021

AHP Title Holdings LLC

(Exact name of registrant as specified in its charter)

Commission File Number: 024-10899

Delaware (State or other jurisdiction of incorporation or organization)	85-0640756 (IRS Employer Identification Number)

440 S. LaSalle Street, Suite 1110, Chicago, IL (Address of principal executive offices)	60605 (Zip Code)

(866) 247-8326
Registrant’s telephone number, including area code

Series A Preferred Stock
(Title of each class of securities issued pursuant to Regulation A)

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Part II

The Company and its Affiliates

AHP Title Holdings LLC engages in the business of buying and resolving distressed loans. It also engages in the business of making credit improvement loans, affordable housing investments and the issuance of title insurance policies. AHP Title is managed by a Board of Directors, which is in turn controlled by Jorge Newbery, a direct or indirect owner of each of the Company, AHP, and AHPS . We refer to AHP Title Holdings LLC as the “Company” or by words like “we” or “us”.

AHP Servicing LLC (“AHPS”), is a Delaware limited liability company formed to provide a mortgage servicing platform capable of effectively and efficiently servicing non-performing (delinquent) mortgage loans by working for the interests of all stakeholders (homeowners, investors, and the servicer) and maximizing the use of technology. In 2020 the AHPS also began to originate mortgage loans in jurisdictions where appropriate licensing was obtained. AHPS may share certain corporate services such as human resources, marketing, and information technology, with the Company and otherwise contract with the Company for provision of services offered by the Company.

American Homeowner Preservation Inc, a Delaware corporation (“AHP Inc”), owns the majority of the Common Stock of the Company. Jorge Newbery and Echeverria Newbery are the majority owners of AHP Inc.

The Company’s business and affairs are overseen by a Board of Directors (the “Board”), which currently consists of Mr. Newbery and Ms. Newbery. Ms. Newbery was appointed by Mr. Newbery and Mr. Newbery has the right to appoint additional members to the Board at any time. Additionally, the Company’s LLC Agreement (the “LLC Agreement”) grants Mr. Newbery one vote per occupied Board seat on any matter before the Board, effectively giving Mr. Newbery complete control over the Company

Caution Regarding Forward-Looking Statements

We make statements in this Annual Report that are forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Annual Report or in the information incorporated by reference into this Annual Report.

The forward-looking statements included in this Annual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

•	our ability to effectively deploy the proceeds raised in this offering;

•	risks associated with COVID-19 generally and its substantially negative impacts on the labor and real estate markets which may impact a borrower’s ability to pay his/her mortgage;

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•	risks associated with federal, state, and local mortgage forbearance and foreclosure moratorium laws which may impact our ability to effectively service a loan;

•	delays in court proceedings as a result of shut downs implemented in various states which may impact our ability to effectively and efficiently service a loan;

•	changes in economic conditions generally and the real estate and securities markets specifically;

•	risks associated with a newly formed business, including our ability to develop a reputation and brand identify, attract and retain qualified personnel, raise capital, control cost, respond to competitors, manage growth, and implement adequate accounting, financial, and other systems and controls, among other challenges;

•	our ability to obtain sufficient servicing customers outside of servicing pools owned by related parties;

•	risks associated with the highly competitive distressed residential mortgage market, including the potential ability of competitors who may have lower cost of capital, better access to leverage, or other advantages over the Company;

•	attracting and retaining key personnel, including our founder, Mr. Newbery;

•	risks associated with various federal, state, and local licensing requirements, consumer protection laws, foreclosure laws, and regulatory oversight;

•	our ability to obtain and maintain servicing licenses in all states where such a license is required;

•	our ability to comply with each mortgage servicing client’s standards and policies;

•	risks associated with institutional mortgage lenders “in-sourcing” mortgage servicing activities, limiting our potential pool of servicing customers;

•	the speculative nature of real estate investing in general, and residential properties in particular;

•	our inability to calculate the value of mortgages that are in default;

•	exposure to liability relating to environmental and health and safety matters;

•	the risk a homeowner could initiate lengthy legal proceedings, including filing for bankruptcy, which would delay, complicate, or increase the cost of foreclosure;

•	the impact on local laws that could hinder our ability to foreclose on the underlying real estate;

•	the failure of the original lender or prior mortgage holder to comply with legal or technical requirements of the loan documents;

•	the potential that homeowners lied on their loan application about certain information, including ownership of the underlying real estate or the existence of prior liens;

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•	risk that the seller of a loan to the Company misrepresented or omitted important information to us;

•	risks that a homeowner asserts claims against the Company based on a theory of “lender liability;”

•	risks associated with geographic and asset class markets where we may have – or end up having – a high concentration of investments;

•	risks associated with the collection, processing, storage, use, and disclosure of personal information of borrowers, including names, addresses, social security numbers, bank account numbers, credit card numbers, and credit history information, including our ability to comply with various federal, state, and local laws governing data privacy and protection;

•	our inability or failure to complete our due diligence process on the mortgages we purchase, including our inability to obtain or confirm important information about the loan, the borrower, or the residential property, which may be inaccurate, incomplete, hidden, or unavailable;

•	our reliance on third parties to provide essential services to the Company;

•	our potential need to raise additional capital in the future, and the availability of such funding on terms favorable to the Company;

•	risks associated with leverage and the Company’s potential need to borrow funds to purchase assets;

•	risks associated with competing objectives generally, and with competing financial and societal goals (including the desire to help homeowners retain their homes) specifically;

•	risks associated with breaches of our data security;

•	exposure to litigation or other claims;

•	legislative or regulatory changes impacting our business or our assets (including changes to SEC guidance related to Regulation A or the JOBS Act);

•	changes in business conditions and the market value of our assets, including changes in interest rates, borrower defaults or bankruptcy, and generally the increased risk of loss if our investments fail to perform as expected;

•	our compliance with applicable local, state and federal laws, including the Investment Advisers Act, the Investment Company Act and other laws; and

•	changes to generally accepted accounting principles, or GAAP.

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this Annual Report. All forward-looking statements are made as of the date of this Annual Report and the risk that actual results will differ materially from the expectations expressed in this Annual Report will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this Annual Report, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this Annual Report, including, without limitation, the risks described in our Offering Circular under “Risk Factors,” the inclusion of such forward- looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Annual Report will be achieved.

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Item 1. Business

Overview

AHP Title Holdings LLC, a Delaware limited liability company, which we refer to as the “Company” was formed in August 2020, and owns all of the issued and outstanding stock of AHP Title Insurance Company Inc., a Mississippi corporation, which we refer to as “Title Insurance.”

Together, the Company and Title Insurance engage in four lines of business:

•	Title insurance

•	Mortgage loans

•	Credit improvement loans

•	Rehabilitation of Housing

Our Mortgage Loan Business

Summary

Both the Company and Title Insurance invest in (buy) Mortgage Loans, meaning loans that are secured by a mortgage on a principal residence (i.e., somebody’s house).

Some of the Mortgage Loans we buy are “performing” loans, meaning loans where the borrower is making payments on time. Others are “non-performing” or “under-performing,” where the borrower (the homeowner) has failed to make one or more payments.

In the case of performing Mortgage Loans, we will either hold the Mortgage Loan until it is repaid (at maturity or via refinancing) or sell it.

We expect that, at least during the first year, at least 70% of the Mortgage Loans the Company buys will be non-performing. Over the last 10 years, our affiliates, including American Homeowner Preservation 2015A+, LLC and AHP Servicing, LLC have invested in more than 10,000 non-performing Mortgage Loans with an aggregate purchase price of more than $100 million. See “Past Performance: Our Track Record So Far.” The Company will invest in non-performing Mortgage Loans using the same methods, processes, and personnel that our affiliates have used.

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We have two complementary goals when we invest in non-performing Mortgage Loans: to generate income for the Company and its Investors and to help struggling homeowners through a difficult time.

We typically buy non-performing Mortgage Loans through an open bidding process and have developed a proprietary model for calculating the amount we will bid. We tend to focus on smaller Mortgage Loans, with unpaid principal balances in the range of $100,000 or less.

After we buy a non-performing Mortgage Loan, we approach the homeowner, who by definition has been unable to make payments on his or her mortgage. We do not necessarily try to extract the maximum possible value from the Mortgage Loan. Instead, we work with the homeowner to achieve a quick resolution that is acceptable both to the homeowner and to us. Depending on a number of factors, including the income of the homeowner, the local market, and the value of the house, four outcomes are possible:

1)       Outcome #1: The homeowner is able to refinance the Mortgage Loan – for example, by borrowing money from a bank. We accept the refinanced amount, which is lower than the face amount of the Mortgage Loan (but still more than we paid for the Mortgage Loan) as payment in full, and the homeowner stays in his or her house.

2)       Outcome #2: Even without refinancing, the homeowner is able to pay us a lump sum that we accept a payment in full for the Mortgage Loan, and the homeowner stays in the house.

3)       Outcome #3: We and the homeowner agree to modify the terms of the Mortgage Loan, i.e., the principal amount and/or the interest rate. After the homeowner has begun to make regular payments under the new terms, we sell the Mortgage Loan to a third party, and again the homeowner stays in his or her house.

4)       Outcome #4: Where the homeowner cannot afford to stay in the house or chooses not to, we take ownership of the house and sell it. Normally, the homeowner signs the house over to us voluntarily in exchange for an incentive payment and being released from personal liability for the Mortgage Loan, without the need for legal action, but sometimes we are required to take legal action (i.e., to foreclose).

In general, our revenues from non-performing Mortgages Loans come from five sources:

1)       The proceeds we receive when a Mortgage Loan is refinanced under Outcome #1;

2)       The lump sum we received under Outcome #2;

3)       The proceeds we receive when a Mortgage Loan is sold under Outcome #3;

4)       The proceeds we receive when a house is sold under Outcome #4; and

5)       Any Mortgage Loan payments we receive from the homeowner along the way.

We will make a profit if the sum of these revenues exceeds the price we paid for the Mortgage Loans in the first place, after subtracting all our expenses (e.g., management and legal fees).

While affiliates of the Company have been engaged in this business for a number of years, neither the Company nor Title Insurance owns any Mortgage Loans as of the date of this Offering Circular, performing or non-performing, and have not yet identified any Mortgage Loans to buy.

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Restrictions on Loans

To comply with Mississippi insurance regulations, Title Insurance will invest only in Mortgage Loans that are either:

•	Fully-performing (Mortgage Loans that have never been in default)

•	Re-performing (Mortgage Loans that were once in default but have been performing for at least 12 months)

•	Guaranteed by the Federal government, e.g. by the Federal Housing Administration, the Veterans Administration, Department of Agriculture, or the Department of Housing and Urban Development.

Investment Strategy for Non-Performing Loans

We believe we can buy distressed residential Mortgage Loans at significant discounts to their unpaid principal balances and, more importantly, to their current and future market values.

Even before the COVID-19 pandemic, many depository institutions and other holders of portfolios of sub-performing or non-performing Mortgage Loans in the United States were under financial duress. The pandemic has only exacerbated the financial duress to both homeowners and the financial institutions and other investors who hold mortgage loans. According to Forbes, while government supports and a build-up in equity have helped many avoid foreclosure to-date, the U.S. can expect to see an uptick in distressed sales throughout the year as some homeowners struggle to regain footing post-forbearance.

According to the Mortgage Bankers Association (MBA), in an article on delinquencies published November 10, 2020:

Certain homeowners, particularly those with FHA and VA loans, continue to be disproportionately impacted by the pandemic-driven crisis. In the Third Quarter of 2020, the FHA delinquency rate was 15.59% and the VA delinquency rate was 8.16%, the highest level since the first quarter of 2009.

Mortgage delinquencies are on the rise. Indeed, in February, the national delinquency rate rose for the first time in 9 months, largely driven by a 97,000 rise in early-stage delinquencies — or those that were 30 – 60 days past due, according to March 2022 data based on month-end mortgage performance statistics from Black Knight, a mortgage and real estate data and analytics company. The number of properties that are 30 or more days past due or in foreclosure reached approximately 1.95 million nationwide, while total U.S. foreclosure starts hit 25,000, up 541% from the same time last year, Black Knight revealed.

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In real numbers this means that over $140B in FHA loans and over $50B in VA loans (nearly 1,000,000 households collectively) are currently delinquent with well over half of those seriously delinquent.

These trends are continuing. As of the first quarter of 2021:

•	The total delinquency rate for conventional loans decreased by 52 basis points to 4.57% over the previous quarter, while the FHA delinquency rate increased by two basis points to 14.67% and the VA delinquency rate increased by 33 basis points to 7.62%.

•	On a year-over-year basis, total mortgage delinquencies increased for all loans outstanding. The delinquency rate increased by 141 basis points for conventional loans, increased 498 basis points for FHA loans, and increased 297 basis points for VA loans.

(Source: “Key Findings of MBA’s First Quarter of 2021 National Delinquency Survey.”)

We focus on seriously delinquent FHA, VA, and USDA Mortgage Loans.

We invest primarily in mortgage loans secured by one-to-four-family homes. On occasion, we might also acquire (i) direct interests in real estate, (ii) mortgage loans secured by more than four family homes, and/or (iii) and commercial loans. Nevertheless, we expect mortgage loans secured by one-to-four-family homes will comprise more than 90% of our total portfolio focusing on FHA, VA and USDA loans.

The Bidding Process

Bidding on non-performing Mortgage Loans is both an art and a science.

Typically, the process begins when a seller provides potential buyers with a list of loans being offered for sale and requests initial bids. The seller might, or might not, provide such information as:

•	A full or partial address

•	The borrower’s name

•	The property type

•	The original loan amount

•	The original appraised value

•	The term of the loan and the maturity date

•	The current and/or original interest rate and principal and interest payment

•	The escrow balance

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•	The borrower’s original FICO score

•	Loan modification data

•	Payment history

•	Foreclosure or bankruptcy status

•	Property square footage and lot size

•	Broker’s price opinion

•	The delinquent tax amount

To help make sense of the data and make accurate bids, we have developed a proprietary pricing model that allows a detailed analysis of portfolio valuation, using different projected resolution outcomes.

If the Company or Title Insurance wins the initial bid, we order two documents, a title report and a broker’s price opinion, and dig deeper into the due diligence materials, noting such items as (i) whether the original borrower is still the owner of the property, (ii) whether the loan still holds a first lien position, (iii) whether the property is occupied or vacant, and (iv) the amount of delinquent taxes and other liens. Our original bid may be adjusted upward or downward based on these and other factors. Sometimes a bid is reduced to as low as $1.

Revised bids are then submitted to the seller. The seller may counter with a higher price or drop some mortgages from the sale if the seller feels the bid is too low.

Resolutions

After we purchase a non-performing Mortgage Loan, we contact the homeowner and try to achieve a consensual, mutually-satisfactory resolution. These are the circumstances that lead to each resolution and what is expected in each case:

Reinstatement of the Loan	Where the borrower is willing and able, he or she can bring the loan current either in a lump sum or by making payments over time. After the loan is current, we typically sell the loan.

Settlement of the Loan	When the borrower (i) has a short sale buyer, (ii) can refinance, or (iii) otherwise has cash on hand, we might accept a payoff of the loan for less than its face amount.

Modification of the Loan	When the borrower cannot bring the loan current or pay it off, we might allow a modification that involves lowering the interest rate, extending the term, or reducing the principal. After the modified loan is current, we typically sell the loan.

Deed In Lieu of Foreclosure	When the property is vacant or the homeowner no longer wishes to keep the property, we might accept a voluntary deed in lieu of foreclosure, giving us ownership of the home. Depending on the circumstances, we might even pay the homeowner for the deed. In either case we will end up selling the property.

Involuntary Foreclosure	As a last resort, we can foreclose on the property and sell it. Sometimes, a homeowner who has been unwilling to speak with us will change his or her mind when we begin foreclosure proceedings. Involuntary foreclosure often yields a lower recovery than consensual solutions and we try to avoid it.

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Leverage

The Company or Title Insurance might borrow money to buy Mortgage Loans or other assets, which is referred to as “leverage.” Based on the experience of our affiliates, we expect that the debt will not exceed 70% of the price of the Mortgage Loans, with the balance paid with equity capital.

The Company or Title Insurance might borrow from banks and other traditional lenders but Title Insurance might also be eligible to borrow money from a bank affiliated with the Federal Home Loan Bank system (“FHLB”). Loans from the FHLB would bear interest at significantly lower rates (rates only slightly higher than the rates of U.S. Treasury obligations), providing a low cost of capital.

If Title Insurance is eligible to borrow from the FHLB, the FHLB will impose restrictions beyond those of normal commercial lenders. For one thing, loans from the FHLB may be limited to a percentage of the acquisition of the collateral (i.e. the Mortgage Loans or Credit Improvement Loans). For another thing, the FHLB may limit what collateral they will accept as collateral, such restricting Mortgage Loans to those described in “Our Company and Business – Our Mortgage Loan Business – Restrictions on Loans Purchased by Title Insurance.”

Loan Servicing

Collecting payments on loans is referred to as loan “servicing.” Neither the Company nor Title Insurance will service the Mortgage Loans it acquires. Instead, an affiliate of the Company, AHP Servicing LLC (“AHPS”) will service some Mortgage Loans while unaffiliated loan servicers will service other Mortgage Loans.

AHPS provides loan servicing services to another affiliate, American Homeowner Preservation 2015A+ LLC, (“2015A+”) pursuant to an agreement captioned “Servicing Agreement” and dated July 1, 2018 (the “Servicing Agreement”). Title Insurance has become a party to the Servicing Agreement by signing an agreement captioned “Joinder Agreement.” The Servicing Agreement is attached as Exhibit 1A-6A.

The principal terms of the Servicing Agreement are as follows:

•	AHP Servicing will handle all the tasks typically handled by loan servicers, including collecting payments, responding to requests from borrowers, and paying real estate taxes and insurance premiums.

•	AHP Servicing will also be responsible for protecting Title Insurance’s interest in each Mortgage Loan by performing inspections, securing vacant properties, and notifying Title Insurance of any lien, bankruptcy, condemnation or other proceeding affecting Title Insurance’s interest.

•	Title Insurance will pay AHP Servicing (i) a one-time loan onboarding fee of between $15-$30 depending on whether the loan is performing or not or is in bankruptcy; (ii) a one-time loan deboarding/loan term fee between $40-$50; (iii) monthly servicing fees ranging from $30-$150; (iv) a one-time “success fee” of $500 for completing various loss mitigation strategies; and (v) various miscellaneous fees ranging from $2.50 to $225, all as set forth in more detail in Exhibit A to the Servicing Agreement.

•	Failure by Title Insurance to comply with any of its obligations under the Servicing Agreement permits AHP Servicing to offset any amounts to be remitted by it to Title Insurance in addition to any other rights and remedies available at law or in equity. Should an event of default occur, Title Insurance waives any claims it may have against AHP Servicing for any losses incurred in connection with its servicing services and/or losses incurred as a result of a default or foreclosure under the Loan Documents.

•	The Servicing Agreement may be terminated by either party with written notice to the other. In addition, either party may terminate the Servicing Agreement upon a breach of the agreement by the other.

Neither the Company nor Title Insurance has entered into a contract with a third-party loan servicer. We expect the terms of any such third-party agreement to be substantially similar to the terms of the Servicing Agreement.

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California Affordable Housing Project

In addition to purchasing Mortgage Loans directly, the Company has also entered into a partnership (the “Partnership”) with Dove Street Housing Foundation, a California nonprofit public benefit corporation (“Dove Street”), for the purpose of purchasing, rehabilitating, marketing, leasing, and/or selling affordable housing units and real estate. Dove Street will serve as the general partner of the Partnership to enable the Partnership to qualify as an “eligible bidder” under California law for purposes of developing and preserving affordable housing and real estate in California.

The Partnership will bid on properties identified by Dove Street as prime “evict and rehabilitate” opportunities with an expected hold time of 9-12 months. The Partnership may also bid opportunistically on properties to buy and resell without any rehabilitation. We expect that the Partnership will acquire properties and invest approximately $30 million to purchase, improve, and sell the properties the Partnership acquires resulting in an expected cash-on-cash return of 22.5%.

For more details on the Partnership with Dove Street, please see the agreement captioned “Limited Partnership Agreement” attached as Exhibit 1A-2D (the “Partnership Agreement”).

Key Positions

The following are the key positions in the operations of non-performing Mortgage Loan business:

•	Due Diligence Specialists: Due Diligence Specialists run potential loan purchases through a rigorous screening process. Among other things, they seek to determine (i) an accurate value for the underlying real estate, (ii) the outstanding loan amount, (iii) the owner of the property, (iv) the amount of outstanding taxes on the underlying real estate, and (v) any encumbrances on the underlying real estate.

•	Document Specialists: A Document Specialist verifies that all collateral needed to validate ownership and existence of the mortgage and property are obtained, imaged, recorded, and stored with the custodian. This includes verification on newly purchased assets and the necessary creation of assignments, allonges, and lost document affidavits, as needed.

•	Asset Managers: The Asset Manager guides the homeowner through loan modification, repayment plans, deed-in-lieu, and other resolution options. Asset Management is a hybrid role that blends homeowner counseling, mortgage servicing, and property management/preservation to meet dual goals of (i) keeping Americans in their homes, and (ii) providing attractive returns to investors.

•	Litigation Coordinators: Litigation Coordinators manage the Company’s relationship with its attorney-vendor network, represent the Company at hearings and mediations, and handle all servicing-related activity that is required from the attorneys while assets are litigated, including bankruptcy activity, foreclosure complaints, evictions, quiet title actions, and tax sale reviews and challenges.

•	Resolution Managers: Resolution Managers report directly to Jorge Newbery, the CEO, and are responsible for providing the tools, objectives, and leadership required to meet individual and Company goals. This includes setting initial reconciliation strategies, optimizing user technologies, reviewing control reports for outliers, providing guidance on high-risk scenarios, and coordinating efforts between the separate roles.

All of these roles are filled by employees of AHP Servicing.

The Trust

The Company and Title Insurance will acquire Mortgage Loans through American Homeowner Preservation Trust, a Delaware statutory trust (the “Trust”) with U.S. Bank Trust National Association (“U.S. Bank”) serving as the sole trustee and an affiliate of the Company, AHP Capital Management, LLC, serving as the administrator. The Mortgage Loans will be held in a separate series of the Trust, of which Title Insurance will be the sole beneficiary.

The Company and Title Insurance use this structure to address certain state licensing and registration requirements applicable to the mortgage loan industry.

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The following documents related to the Trust are attached as Exhibits:

Amended and Restated Trust Agreement dated October 29, 2014	Exhibit 1A-6B
Amendment No. 1 to Amended and Restated Trust Agreement	Exhibit 1A-6C
Series Addendum Establishing Series “AHP Title Insurance”	Exhibit 1A-6D

Revenue and Expenses

Our revenue from Mortgage Loans will include:

•	Payments we receive from homeowners

•	Rental payments we receive from leased real estate

•	Proceeds we receive from the sale of loans

•	Proceeds we receive from the sale of houses

•	Proceeds we receive when a homeowner pays off a loan

•	Payments we receive from homeowners or other borrowers to accept a deed in lieu of foreclosure

Our expenses from Mortgage Loans will include:

•	The purchase price of Mortgage Loans

•	Commissions

•	Costs incurred in finding, evaluating, and purchasing Mortgage Loans

•	Commissions

•	Settlement charges, including title charges

•	Custodial, administrative, legal, accounting, auditing, record-keeping, appraisal, tax form preparation, compliance and consulting costs and expenses

•	Loan servicing fees

•	Investor communications

•	Insurance premiums

•	Taxes and fees imposed by governmental entities and regulatory organizations

•	Bank and escrow fees

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Factors Likely to Impact our Mortgage Loan Business

The ability of the Company to conduct its non-performing Mortgage Loan business successfully depends on several factors:

•	Availability of Reasonably Priced Loans: For our Mortgage Loan business to succeed, we must be able to purchase distressed Mortgage Loans at a reasonable price. The volume of these loans skyrocketed during the recession of 2008-9, as homeowners were unable to make payments and financial institutions were forced to liquidate their portfolios. As the economy improved over the next 10 years the number of distressed loans declined. We believe the number of distressed loans will rise again substantially because of the COVID-19 pandemic, but there is no assurance this will be the case.

•	Competition to Purchase Loans: The market for distressed Mortgage Loans has become more crowded. The more competition there is, the more difficult it could become for us to purchase loans at reasonable prices.

•	Availability of Credit to Homeowners: One way we liquidate the loans in our portfolio is when the loans are refinanced by a lender and the loan we hold is paid off, in whole or in part. If credit markets tighten, as they did in 2008-9, homeowners might not be able to refinance loans, or not as easily.

•	Housing Market: Another way we liquidate the loans in our portfolio is to take ownership of the house securing a loan and sell it. If housing prices fall, our profits fall along with them.

•	Interest Rates: Our business is very sensitive to changes in interest rates. If interest rates fall, the value of the loans in our portfolio increases. If interest rates rise, the value of the loans in our portfolio decreases. Today, interest rates in general, and mortgage interest rates in particular, are at historic lows, suggesting that interest rates are more likely to go up from this point than to go down.

•	Changes in Laws: Current law allows us to conduct our business in the manner described in this section. However, the residential housing market in general and the residential mortgage market in particular are highly regulated by both the Federal government and by State governments, with a number of states and the Federal governing offering relief to homeowners during the COVID-19 pandemic. It is possible that laws or regulations could be changed in a way adverse to our business.

•	Performance of Internal Systems: We continue to improve our internal systems and to adopt new systems, including the proprietary pricing model we began to use in June 2015. We rely heavily on these systems and expect we will be required to continually update, improve, and replace them in the future.

•	Ability to Attract Qualified Employees: Like many businesses, we rely on data and computer models and spreadsheets, even more so today than we did just a few years ago. Nevertheless, we are very much a “people business.” Not only do we need human eyes to review (and sometimes modify) the pricing models produced by our computers, but the real key to our success lies in our ability to interact with homeowners, who are people, not machines. As a result, we must continue to attract and retain highly skilled employees.

Government Regulation

Many states impose licensing requirements on persons who buy, sell, and/or service Mortgage Loans secured by 1-4 family residential properties. The Company has elected to acquire loans through the Trust because, among other reasons, we believe this structure will provide us with either a permanent or temporary exemption from those licensing requirements.

If one or more jurisdictions determine that we are not exempt from these licensing requirements, or if our exemption is only temporary from such licensing requirements, we intend to obtain the necessary licenses to operate in those jurisdictions as expeditiously as we can.

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Our Management Team’s Experience in this Business

Affiliates of the Company have been investing in non-performing Mortgage Loans for approximately 10 years. These affiliates are managed and controlled by the same individuals who will manage and control the Mortgage Loan business conducted by the Company.

Through March 31, 2022, they have purchased approximately 5,512 Mortgage Loans for an aggregate price of more than $140,718,694, in offerings of securities for six different issuers:

•	American Homeowner Preservation, LLC – Series 2013C

•	American Homeowner Preservation, LLC – Series 2013D

•	American Homeowner Preservation, LLC – Series 2014A

•	American Homeowner Preservation, LLC – Series 2014B

•	American Homeowner Preservation 2015A+, LLC

•	AHP Servicing, LLC

All these issuers conducted the business of non-performing Mortgage Loans in substantially the same way the Company intends to conduct the business of non-performing Mortgage Loans and had investment objectives that are similar to the investment objectives of the Company. At the same time, the businesses are far from identical. None of these issuers was engaged in the business of selling title insurance or making credit improvement loans, and the Company, through Title Insurance, intends to focus on performing Mortgage Loans rather than non-performing Mortgage Loans.

Our Title Insurance Business

What is Title Insurance?

The “title” to a piece of real estate is the legal evidence of ownership. The statement “I have title to this property” is roughly the same as the statement “I own this property.”

Over time the ownership of a piece of real estate can become uncertain, as the property changes hands, owners of the property borrow money using the property as security, utilities and municipalities creates easements and rights-of-way on the property, and the property is subdivided into more than one piece or joined together with other pieces.

For thousands of years governments have created mechanisms to keep track of property ownership, When William the Conqueror invaded Great Britain in 1066 one of his first acts was to figure out who owned what (and to take much of it for himself). Although the new technology of blockchain (a so-called “distributed ledger”) holds some promise, no government has developed an infallible system.

As a result, when real estate is bought and sold there is always a risk that the seller doesn’t really own the property or doesn’t have all the rights to the property the buyer thought she had.

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Title insurance was invented to fill this gap. If a seller buys title insurance and learns that she doesn’t really own the property or doesn’t own all the rights she thought she was buying, the title insurance company pays for her damages.

Among the risks covered by title insurance:

•	Mistakes in recording of legal documents, such as a deed or mortgage;

•	Incomplete public records;

•	Fraud and forgery;

•	Errors in title search or examinations;

•	Improper closing or escrow procedures; and

•	Misappropriations of funds, such as through a fraudulent wire transfer.

There are two types of title insurance: owner’s title insurance and lender’s title insurance. An owner’s title policy protects the owner of the property for any defects in the property’s title and is issued only when the buyer purchases the property. A lender’s title policy covers the lender’s interest (typically a mortgage lien) and is typically required for the original home purchase and any subsequent refinances. Both types of title insurance protect the owner or lender, as applicable, for the duration of the owner’s or lender’s interest in the property.

The Title Insurance Market

Title insurance differs from other kinds of insurance in two important ways.

For one thing, while most insurance – auto insurance, homeowners’ insurance, employment insurance – protects against events that will occur in the future, such as a future fire or auto accident, title insurance protects against events that have already occurred when the insurance is purchased.

For another thing, the entire premium for title insurance is paid all at once rather than over time. Thus, the same premium covers the property owner whether she owns the property for six months or 50 years, with no opportunity to adjust. This makes it both extremely difficult and extremely important for the insurance company to price risk accurately.

Claims against title insurance policies are rare compared to other types of insurance. According to a S&P Global Market Intelligence report, an analysis of the 10-year average of claims shows that only 4.3% of title insurance policies resulted in a claim resulting in a loss to the insurer compared to 72.5% of property and casualty insurance policies.

While the number of claims resulting in losses is low for title insurance, the industry is very expensive to operate. According to a S&P Global Market Intelligence report, the 10-year average expense ratio of the title insurance industry is 98.3% compared to just 27.9% for property and casualty insurance. This means that for every dollar received on a title policy, less than two cents are retained by the title insurance industry as profit.

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The biggest driver of these costs is personnel. The personnel costs of a typical title company accounts for approximately 62.6% of all costs, followed by the search process itself, which accounts for an estimated 13.6% of all costs. Collectively, these two costs dwarf the other costs associated with title insurance including rent (4.2%), depreciation (4.2%), legal (3.3.%) and other miscellaneous costs (9.6%).

Title insurance is a $16.4 billion industry in the United States dominated by four companies: First American Title Insurance Company, Fidelity National Title Insurance Company, Stewart Title Company, and Old Republic National Title Insurance Company. Together, these four companies control an estimated 85-90% of the market and have leveraged their significant financial clout to maintain dominance.

Like any industry dominated for many years by a handful of companies, the title insurance industry has not seen significant innovation, despite the disruptive technologies all around us. We believe the industry is still stuck in a technological stone age, creating a market ripe for innovation and disruption.

For example, the process for obtaining title insurance takes a huge amount of time and is inefficient for most consumers. Obtaining even a basic title insurance policy can take anywhere from 30 to 60 days and adds unnecessary time and expense to even the simplest real estate transactions. This is true regardless of whether the transaction is a new home purchase or a mortgage refinance, or even if a recent title policy had been issued on the property.

Similarly, even for educated consumers title insurance is just another opaque closing cost over which they have little control. Little or no time is spent by bankers or brokers explaining the role or importance of title insurance to a transaction. Questions about costs or usefulness get buried in vague answers of “Fannie Mae” or “Freddie Mac” requirements and how all title insurance policies and companies are the same. Title insurance becomes just another line item on a disclosure form purchased from whichever title company the banker or broker has a relationship with.

Finally, the lack of competition in the title insurance industry means the infrastructure of the big four companies is ill-suited to handle the ongoing technological revolution in the broader real estate industry. Since 2013, more than $45 billion of venture capital has flowed into new “proptech” (property technology) companies such as Knock, Compass, and Opendoor that has revolutionized the residential real estate and lending market. Six of the top 10 mortgage lenders in the United States are nonbank lenders, and only two of those lenders existed even a decade ago. With so much innovation occurring in such a short time, the antiquated title/closing/accounting/client interaction platforms of many of the traditional title insurance power players is being rendered obsolete.

We believe there is a better way. With low mortgage interest rates and residential mortgage delinquency rates beginning to rise, 2022 and 2023 are projected to be immensely profitable years for national title insurance companies and the underwriters that support them. By leveraging our superior technology, making smart investments, and learning from others’ mistakes, we believe we can make title insurance better for everyone, including consumers, lenders, real estate agents, and title insurers themselves. In so doing, we will help drive the entire industry into the 21st century while allowing our investors to take advantage of this unprecedented moment in time.

How We Plan to Disrupt the Title Insurance Industry

We intend to position the Company as a title insurance underwriter that supports, incorporates, and develops insurance-related technology. By leveraging superior technology, we believe we can create efficiencies that will save time and money and enable us to handle a high volume of transactions. Our highly scalable and customizable platform that we envision will make it easy for our real estate brokerage partners to incorporate as much or as little of our platform as they desire. In turn, this will help them integrate a user-friendly interface that helps improve virtual transactions and reduce transaction costs to end consumers.

We intend to do this in primarily three ways: data analytics, artificial intelligence, and new technologies.

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Data Analytics

We intend to incorporate next-generation data analytics to reduce information asymmetry and increase transparency. Too many of our competitors have attempted to triage the title insurance industry’s historically low claim-rate against the need for greater speed and efficiency in the title insurance policies. This has led to cutting corners on disclosures while increasing the rate of claims made against title policies. This in turn has led to a reduction in profits for title companies while greatly complicating the risk of future transactions. In some cases, agents have actually been forced to resort back to traditional, do-it-by-hand search procedures to supplement the work done by these competitors, completely negating (and sometimes increasing) the time and money spent on the title transaction.

We believe the answer to increasing efficiency in title transactions is more data rather than less. With more data, we can create a better, more comprehensive risk profile of end consumers that will allow us to reduce and streamline the title underwriting process. More data also means more opportunity for disclosures and a reduced risk that a claim will ever be made against one of our title policies.

Artificial Intelligence

We intend to harness the power of machine learning and artificial intelligence to help process the increase in consumer data. In so doing, we can not only discover new trends and inefficiencies in our data, but we can also increase the efficiency of the underwriting process. This means less time waiting for a title policy to be underwritten and more bandwidth available for our Company to handle even greater numbers of title transactions.

New Technologies

We will make targeted investments in other technologies that can transform various parts of the underwriting process. For example, we intend to explore the use of blockchain technology to reduce the risk of human error and vastly speed up title searches.

Purchase of Gulf Coast Title

To launch its title insurance business, the Company purchased Gulf Coast Title Insurance Company (“GCTIC”) from Agents National Title Insurance Company (“ANTIC”) effective on December 31, 2021. GCTIC has been in the title insurance business for approximately 42 years, licensed in and operating out of Alabama. In January 2022, the Company re-named GCTIC to AHP Title Direct Inc with the state of Alabama and later re-domesticated to Mississippi . Upon domestication to Mississippi, AHP Title Direct Inc was renamed AHP Title Insurance Company Inc. to comply with Mississippi regulations.

Target Market

We will focus on residential real estate transactions, both purchases and refinancing transactions. We will insure up to $500,000 transactions directly which will represent about 85% of our agents’ transactions.

Competition

Title Insurance will face competition from two directions, from the four large title insurance companies that today control 85% of the market and from technology-oriented startups like us that are trying to disrupt the market, including States Title and Spruce Title.

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Customer Acquisition Strategy

Today, title insurance is sold state-by-state with a strong emphasis on local markets. Typically, a local real estate agent or mortgage lender are influential in selecting the title company in a residential purchase or refinance transaction. This type of customer acquisition is very customized, difficult to scale, and very expensive.

We plan to take a different approach. We will target large multi-state title agencies that specialize in high-volume residential transactions. Limiting our distribution network to a smaller number of large, high-quality title agencies should allow us to keep costs low and reduce risk. Further, we believe these agencies will be highly receptive to the benefits we offer through automation and sophisticated technology. These title agencies’ customers would be the types of entities most able to benefit from our capabilities in automated underwriting, artificial intelligence and blockchain solutions.

Initially, we plan to focus on approximately 25 states where we have the strongest connections and therefore believe we can gain the most traction.

Capital Requirements

As a title insurance company regulated by the Mississippi Insurance Department, Title Insurance will initially be required to maintain at least $250,000 in capital stock and surplus reserves, invested in stable, liquid assets such as cash deposit accounts or cash equivalents. In addition, each state where Title Insurance operates is likely to have its own capital requirements. In Florida, for example, one of the states where we intend to focus initially, state regulation will require Title Insurance to have a minimum of $2,500,000 of capital.

As our title insurance business grows, we expect our capital requirement to increase.

Surplus Notes

The Company might lend money to Title Insurance using a debt instrument known in the insurance industry as a “Surplus Note,” sometimes also referred to as “surplus debentures” or “capital notes.” Surplus Notes are unsecured obligations that are subordinated to the claims of policyholders and creditors, where payment of both interest and principal are subject to the approval of the state insurance commissioner, in this case the Mississippi Insurance Department. Although Surplus Notes have the features of debt instruments, including a stated interest rate and maturity date, they are treated as equity under statutory accounting principles. Thus, the Company will not be entitled to receive payment with respect to the Surplus Notes of Title Insurance without the consent of the Mississippi Department of Insurance.

Factors Likely to Affect our Title Insurance Business

The ability of Title Insurance to conduct its title insurance business successfully depends on several factors:

•	Health of Real Estate Market: The more real estate transactions there are – both sales and refinancing transactions – the higher the demand for title insurance. Conversely, if the number of transactions declines, whether because of COVID-19 or for other reasons, demand will be lower.

•	Development and Deployment of Disruptive Technology: We would not succeed competing against the four large title insurance carriers using the same technology and methods they use, and we do not intend to try. Instead, we will need to develop new technologies and deploy them in a cost-effective manner.

•	New Distribution Channels: Rather than focus on personal relationships, which is the traditional way to sell title insurance, we will focus on our technological and cost advantages in marketing to a relatively small number of large title agencies with national reach.

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•	Market Acceptance: The title insurance market has seen little innovation over the last 25 years. On one hand, the lack of innovation presents an opportunity for meaningful disruption. On the other hand, disrupting a market as large and important as the title insurance market means convincing many people to do things differently – to change their habits and possibly their business relationships – which is always difficult. Just as Betamax was a better technology than VHS and Zoom might not be the best technology but has gained the widest acceptance during the COVID-19 pandemic, sometimes having the best mousetrap isn’t enough.

Continuing Role of ANTIC

The Company has entered into an agreement with ANTIC captioned “Master Services Agreement” and dated July 24, 2020 (the “ANTIC Agreement”). A copy of the ANTIC Agreement is attached as Exhibit 1A-6E.

Pursuant to the ANTIC Agreement, ANTIC will provide services to Title Insurance including:

•	Assistance with re-domestication to Mississippi

•	Setting up the insurance company and its operations

•	Assistance with obtaining financing through FHLB

•	Training, continuing education, troubleshooting, and oversight of title agents

•	Underwriting services in connection with title policy issuance

•	Technology services

•	Accounting services

•	Establishment of an investment plan

•	Consultation regarding regulatory compliance

•	Support services necessary for “back office” operations

All these services will be subject to the direction and control Title Insurance and its executive officers.

The initial term of the ANTIC Agreement has been extended through July 24, 2022, unless terminated sooner by ANTIC or the Company. Thereafter, the ANTIC Agreement may be renewed by both ANTIC and the Company for successive 12-month terms. The ANTIC Agreement is governed by Missouri law and is intended to apply to both services provided above as well as any future statement of work between ANTIC and Title Insurance.

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Key Positions

The following are the key positions in the operations of the title insurance business:

•	Underwriters: The premiums for title insurance are generally regulated and may not be negotiated. Hence, title insurance underwriters do not establish premiums for policies. Instead, underwriters evaluate the risk of transactions and determine what steps should be taken before a transaction can be insured.

•	Claims Counsel: Claims Counsel are typically focused on the claims process but also assist with matters of compliance with state or federal regulation.

•	Agency Manager: All our title business will be through underwritten title agencies. Agency managers are experienced at reviewing a title agency’s practices & procedures (for compliance and risk), making sure the services provided by the underwriter (policies, transaction underwriting and client support) are performed with highest quality and customer service and to conduct routine audits of the agency (financial and ongoing practices & procedures).

•	Statutory Accountant: The insurance industry is subject to a number of special accounting rules. A Statutory Accountant ensures that the carriers books and records reflect these special rules.

The Company has not identified the individuals to serve in these positions.

Revenue and Expenses

Our revenue from the title insurance business consist of:

•	Payments we receive from the title agents who sell our policies (we receive a portion of the premiums they receive from the consumer)

•	Payment we receive for ancillary items like closing protection letters and endorsements

•	Income and appreciation we earn on investments

Our expenses include:

•	Claims made by policyholders

•	Commissions

•	Administrative expenses

•	Legal and accounting expenses

•	Compliance costs

•	Insurance premiums

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Steps to Engage in Business

To begin to engage in the title insurance business, the Company must take two critical steps:

•	The Company must obtain a license from the Mississippi Insurance Department. We submitted our application to Mississippi on February 1, 2022, and expect approval by June 30, 2022.

•	The Company must fill the key positions described above.

Government Regulation

Title insurance is regulated by a mix of federal and state laws. In most states, title insurance companies must possess a certificate of authority from the state insurance department to conduct title insurance operations lawfully in that state. Title insurance companies are also subject to capital and surplus requirements, as well as laws requiring them to submit their policy forms and rates for approval by the department of insurance prior to issuing a policy in the state. Most title insurance companies appoint agents to underwrite the risks, collect the premiums, and issue the title insurance policies.

We intend to commence our initial title operations in the state of Mississippi and are currently working with Mississippi’s Department of Insurance to obtain the necessary approvals and permits to establish a title insurance presence in that state. Thereafter, we intend to expand strategically to other states with technical assistance from ANTIC to ensure that we are in compliance with each state’s regulatory regime.

At the federal level, title insurance companies are also regulated by the Real Estate Settlement and Procedures Act (“RESPA”). Among other things, RESPA prohibits kickbacks and referral fees that tend to increase the costs of certain settlement services, including title searches, title examinations, the provision of title certificates, title insurance, and related activities typically provided by title insurance companies. To ensure that we comply with RESPA, we will implement and enforce policies and procedures in compliance with industry standards to prohibit unauthorized kickbacks, referral fees, and overcharges in all aspects of our title insurance business.

Our Credit Improvement Loan Business

What is a credit improvement loan?

Three companies in the United States, Transunion, Equifax, and Experian, sell credit information about consumers to banks and other creditors, assigning to every consumer a credit score of between 300 and 850. Consumers with low scores, or no scores at all, can find it difficult or impossible to find credit, e.g., to find a home mortgage or car loan.

The market has responded with a financial tool called a “credit improvement loan.” With a credit improvement loan, the consumer borrows money not to buy a car or a house but for the specific purpose of improving his or her credit – that is, to increase his or her credit score.

The mechanics of a credit improvement loan are simple:

1)      A lender advances money to the consumer.

2)      The money is deposited in an account with a bank or other financial institution.

3)      The lender has a first lien security interest in the account.

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4)      The consumer repays the loan over time, using his or her other funds.

5)      If the loan is repaid, the consumer gets the money in the account, which can be used for any purpose, including a down payment on a house, and his or her credit score probably improves.

6)      If the loan is not repaid, the lender gets some or all of the money in the account and the consumer gets the rest.

Thus, the lender takes almost no credit risk in a credit improvement loan and realizes a profit (before administrative costs) equal to the difference between its cost of capital and the interest rate paid by the consumer.

Credit improvement loans are typically between $500 and $5,000.

How Big is the Market?

Approximately 30% of American consumers (68 million) have a credit score lower than 600, which is considered poor. But that is only the tip of the iceberg. More than 50 million American adults had no credit score at all in 2015 while roughly 26 million are “credit invisible,” meaning they have no credit history with a nationwide consumer reporting agency.

Given the importance of credit in the American economy, all of these consumers are potential customers for credit improvement loans.

Our Customer Acquisition Strategy

The $3 billion credit repair industry offers advice and services to consumers hoping to improve their credit to either qualify for certain loans or get more favorable terms on loans. The industry expects to experience significant growth as a result of the COVID-19 pandemic.

The Company will market credit improvement loans to reputable credit services companies and to consumers directly. Additionally, we will provide training to attorneys, real estate agents and mortgage professionals to identify and refer potential homebuyers who could benefit from a credit improvement loan.

Competition

Today, most credit improvement loans are made by community credit unions and through so-called “secured credit cards.”

Credit improvement loans have significant advantages over secured credit cards:

•	Secured credit cards require borrowers to put cash equivalent of the entire credit limit in an account owned by the lender in exchange for their use of the card. Credit improvement loans only require borrowers to make monthly payments, not a large lump sum.

•	Secured credit cards charge high interest rates, typically 20+%.

Leverage

The Company and Title Insurance intend to borrow money to make credit improvement loans, subject to regulatory and underwriting approval.

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Factors Likely to Affect our Credit Improvement Business

The ability of the Company to conduct its credit improvement loan business successfully depends on several factors:

•	Regulation: The business of credit improvement loans is regulated at both the Federal and State levels. It is possible that future regulation could make the costs and/or risks of participating in the market too high.

•	Ability to Borrow from FHLBB: If we are able to borrow money from FHLBB to make credit improvement loans, our cost of capital will be much lower.

•	Ability to Reach Consumers: Although we believe tens of millions of American consumers could benefit from credit improvement loans, identifying these consumers and convincing them that our products have value could prove difficult. By definition, many consumers who would benefit from a credit improvement loan lack the means to repay such a loan.

Key Positions

The following are the key positions in the operations of the credit improvement loan business:

•	Marketing Director: Our Marketing Director will develop programs to market loans directly to consumers or through partners.

•	Compliance Officer: Our Compliance Officer will ensure that our loans comply with all applicable laws and regulations and meet our socially responsible goals of promoting homeownership.

Revenue and Expenses

Our revenue from credit improvement loans will consist of interest and origination fees paid by borrowers. Our expenses will consist of (i) interest and other costs of capital, (ii) marketing and distribution expenses, and (iii) administrative expenses, including servicing costs.

Steps to Engage in Business

To begin making credit improvement loans, the Company needs to fill the key positions above and raise capital. If the Company cannot raise enough capital in the Offering, we will seek to raise capital through other channels.

Government Regulation

Credit improvement loans are subject to regulation by both federal and state laws. At the federal level, all consumer financial products are subject to the Consumer Financial Protection Act of 2010, implemented as Title X of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “CPA”). The CPA prohibits unfair, deceptive, or abusive acts or practices regarding consumer financial products or services. Although what constitutes unfair, deceptive, or abusive acts is highly context specific, in general the CPA requires lenders to make certain disclosures to borrowers and explain the terms of credit improvement loans in plain language.

In addition to the CPA, our credit improvement loans may be subject to the Credit Repair Organizations Act (the “CROA”) implemented by the Federal Trade Commission. The CROA applies to any person who sells, provides, or performs any service in exchange for money or other consideration for the express or implied purpose of improving any consumer’s credit record, credit history, or credit rating. Any person or entity subject to CROA is required to, among other things, make certain disclosures about the terms of the services provided and to include certain statutorily-required provisions such as a three-day right of cancellation.

Finally, most states also have their own consumer protection statutes which generally prohibit unfair and deceptive trade practices with consumers. The common denominator with these state laws, the CPA, and CROA is the requirement that we engage with consumers in a fair, transparent, and ethical way. Given the dual purpose of the Company (e.g., to do well by our investors and the users of our products), we intend to comply with these laws by adopting and enforcing industry-standard policies and procedures in all aspects of our credit improvement loan business.

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Rehabilitation of Property with Dove Street

Dove Street and the Dove Street Partnership

Dove Street was incorporated as a California public benefit nonprofit corporation in 2021, primarily to develop and preserve affordable housing in California.

The Dove Street Partnership is a limited partnership formed under the laws of California. Dove Street is the sole general partner and the Company is the sole limited partner. The Dove Street Partnership is governed by a Limited Partnership Agreement dated February 16, 2022, as amended (the “Dove Street Partnership Agreement”). In general, Dove Street controls the Dove Street Partnership as its sole general partner. However, the consent of the Company is required for certain major actions, including (i) purchases of property, (ii) sales of property, (iii) borrowing money, (iv) replacing the general partner, (v) dissolving the company, (vi) filing for bankruptcy protection, and (vii) entering into significant contracts.

The Dove Street Partnership was formed to buy, rehabilitate, market, lease, and/or sell affordable housing. Because Dove Street is the general partner, the Dove Street Partnership qualifies as an “eligible bidder” under California SB 1079, which was enacted in 2020 and made a significant change in California’s foreclosure laws.

Under prior law, an auction of property at a foreclosure sale set the final price of the property and provided marketable title to the buyer of the property, or to the lender if the property reverted to the lender. Under SB 1079, an “eligible bidder” can purchase the property from the winner of the foreclosure auction by offering to buy the property for anything higher than the auction price.

“Eligible bidders” include (i) the tenant living in the property, (ii) a person who wants to purchase the property as his or her primary residence, and (iii) certain types of non-profit organizations.

In effect, the law provides an incentive for own-occupied real estate, to repair blighted neighborhoods.

As an “eligible bidder,” the Dove Street Partnership may bid on foreclosed property, after the property has gone through the foreclosure process. When it wins a bid, it intends to renovate the property and sell to an owner-occupant.

The Company’s Role in the Partnership

The Company is the sole limited partner in the Dove Street Partnership. Its role is to provide up to $30 million of capital to fund the Dove Street Partnership’s operations and acquisitions and renovations of property.

When Dove Street, as general partner, identifies a property it believes the Dove Street Partnership should acquire it will notify the Company. If the Company agrees, the Company will contribute the required capital, up to the $30 million cap. Dove Street will then be responsible for acquiring, rehabilitating, and selling the property.

Leverage

The Dove Street Partnership might borrow money to finance a part of the cost of acquiring and rehabilitating real estate.

Offices and Employees

Offices

The Company’s office is located at 440 S LaSalle Street, Suite 1110, Chicago, IL 60605. The Company occupies approximately 1,200 square feet of leased office space.

Employees

The Company current has six employees, all part time. All its employees are located in Chicago.

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Item 2. Management Discussion and Analysis of Financial Condition and Results of Operations

Operating Results

For year ending December 31, 2021 (the “Operating Period”), the Company generated $18,555 in revenue. Operating losses over the Operating Period totaled $668,611 and were primarily driven by personnel expenses of $281,005, professional fees of $125,239 and license expenses of $214,216. These expenses were absorbed as the Company prepares itself for full operations in 2022.

As of December 31, 2021, the Company had assets totaling $753,902 on the balance sheet consisting primarily of $310,562 in cash and $443,340 of Goodwill resulting from the purchase of Title Insurance. Members’ deficit of $509,936 is primarily a result of liabilities in excess of assets, specifically amounts due to a related party of $1,194,687.

Liquidity and Capital Resources

Our registration statement on Form 1-A, pursuant to which we offered to sell up to $75,000,000 of Class A interests, was declared effective by the Securities and Exchange Commission in December 2021. As of December 31, 2021, we have raised $334,362 in Class A interests.

To provide more “liquidity” – meaning cash – we might borrow money from banks or other lenders, secured by Mortgage Loans and other property owned by the Company. As a licensed insurance company, AHP Title Insurance would have the ability to borrow from the FHLB.

Affiliates of the Company have advanced approximately $200,000 to the Company to fund the Company’s development. We treat these advances as interest-free loans, payable on demand. We will repay these advances from the proceeds of the Offering.

The Company used approximately $260,000 of capital to acquire Gulf Coast Title Insurance Company. The Company also expects to commit $_____________ of capital to capitalize AHP Title Insurance in accordance with requirements of the Mississippi Insurance Department and other state insurance regulators, and another $250,000 to provide working capital.

The Company has committed up to $30 million to fund the Dove Street Partnership, but only in its discretion.

Item 3. Directors and Officers

Our Board of Directors, Officers & Key Employees

Names, Ages, Etc.

Name	Age	Position	Term of Office	Approximate Hours Per Week if Not Full Time*
Jorge Newbery	56	Chief Executive Officer and Director of the Company	Mr. Newbery will remain in office until he resigns or is removed.	Full Time
Patrick McLaughlin	59	President and Director of the Company and Title Insurance	Mr. McLaughlin serves on an “at-will” basis.	Full Time
Echeverria Kelly	53	Director of the Company	Ms. Kelly will remain in office until she resigns or is removed.	(Director)
Charles E. Halko Jr.	55	Chief Financial Officer of the Company and Title Insurance	Mr. Halko serves on an “at-will” basis.	Full Time

All the foregoing individuals are employees of AHP Servicing unless otherwise indicated.

*This column represents the individual’s full work schedule. Only a portion of the time will be devoted to the businesses of the Company.

Business Experience

Mr. Newbery

Chief Executive Officer and Director of the Company

Jorge Newbery founded American Homeowner Preservation, LLC, or “AHP,” in 2008 as a nonprofit organization with a mission of keeping families at risk of foreclosure in their homes. In 2009, AHP transitioned to a for-profit entity, but AHP and the Company continue to operate with a dual purpose: to earn returns for Investors while seeking consensual solutions to help struggling homeowners keep their homes.

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Mr. Newbery brings a wealth of real estate and mortgage experience to his role. Mr. Newbery was the President of Budget Real Estate Inc. from 1995 to 2008, where he brokered over 1,000 troubled Department of Housing and Urban Development and real estate owned properties and acquired, renovated and operated over 200 distressed multi-family, single-family and commercial properties.

By 2004, Mr. Newbery owned more than 4,000 apartment units nationwide. Then financial disaster struck in the form of an ice storm on Christmas Eve 2004 which devastated Mr. Newbery’s largest holding, the 1,100 unit Woodland Meadows complex in Columbus, Ohio. Mr. Newbery wound up in extended litigation with the insurer. Although the insurer eventually settled for $32 million, the settlement was too little, too late. Mr. Newbery lost everything and emerged $26 million in debt. The lessons learned from this experience formed the foundation for the establishment of AHP.

From 1992 to 1995, Mr. Newbery co-founded and operated Sunset Mortgage, which specialized in obtaining loans for homeowners faced with challenging credit hurdles.

Summary from 2017 to the present:

Name of Organization	American Homeowner Preservation LLC and its affiliates
Title	Founder Chief Executive Officer Member of Board of Directors
Dates	2009 - Present
Duties and Responsibilities	As the Founder and CEO of the AHP family of companies, Mr. Newbery has participated and in and directed every aspect of corporate management, including capital formation, human resources, strategic planning, financial management, business development, and operations.

Patrick McLaughlin

President and Director of the Company and Title Insurance

From 2013 to 2019, Pat was Managing Director of RockTop Partners, LLC, an alternative investment manager that specializes in distressed consumer credit markets and Managing Director at Ursus Holdings, LLC, which provides title curative services, consulting, investment services, analytics, and legal services to the mortgage Industry.

Prior to that, Pat was President of First American Mortgage Services, the primary provider of national title solutions for residential mortgage originators and servicers. Pat’s responsibilities included business development, operational management, expansion of strategic partnerships, and financial reporting in the lender’s services segment. Pat served in a variety of roles at First American over a 25-year period. Pat holds a bachelor’s degree from the University of California, Los Angeles, a Juris Doctor from the University of San Francisco, and is also a member of the State Bar of California.

Summary from 2017 to the present:

Name of Organization	AHP Title Holdings LLC
Title	President
Dates	April 2020- Present
Duties and Responsibilities	Oversee the acquisition and re-licensing of AHP Title Insurance Company Inc.

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Name of Organization	AHP Servicing LLC
Title	VP
Dates	April 2019 – April 2020
Duties and Responsibilities	Develop and begin to implement a strategy to acquire and operate a title insurance company, and integrate into existing AHP operations and strategy.

Name of Organization	RockTop Partners/Ursus Holdings LLC
Title	Managing Director
Dates	October 2013 – April 2019
Duties and Responsibilities	Manage the acquisition of mortgages with defects (title, compliance, etc.), and execute on curing defects.

Charles E. Halko Jr.

Chief Financial Officer of the Company

Chuck is responsible for all aspects of the financial management of the Company and its affiliates, including corporate tax strategies, treasury management, corporate and mortgage accounting. He is a results-driven leader who offers broad management, with a concentration on internal controls, process improvement and strategic planning.

Before joining the Company, Chuck served as Chief Financial Officer for Selene Finance LP for 10 years. Chuck has more than 30 years in the financial services industry. Chuck is a graduate of Temple University with a bachelor’s degree in finance and real estate.  Chuck is a Certified Public Accountant licensed in the state of Pennsylvania and is a member of the PICPA and AICPA.

Summary from 2010 to the present:

Name of Organization	AHP Servicing LLC
Title	Chief Financial Officer
Dates	July 2021 - Present
Duties and Responsibilities	Responsible for managing all corporate and servicing accounting and financial reporting, including tracking cash flow, financial planning, as well as identifying financial strengths and weaknesses and proposing improvements where needed.

Name of Organization	Accounting Consultant – Self Employed
Dates	September 2020 – July 2021
Duties and Responsibilities	Provided assistance to third party clients for operational improvements and project management for accounting process changes.

Name of Organization	Selene Finance LP
Title	Chief Financial Officer
Dates	March 2010 – September 2020
Duties and Responsibilities	Responsible for managing all corporate and servicing accounting and financial reporting, including tracking cash flow, financial planning, as well as identifying financial strengths and weaknesses and proposing improvements where needed.

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Echeverria Kelly

Director of the Company

Ms. Kelly earned her BA from Claremont McKenna College and her MS from the University of Illinois at Urbana-Champaign.

Ms. Kelly is a principal and minority owner of AHP, which owns all the Common Shares of the Company. Ms. Kelly has contributed to AHP since its founding, most recently as Chief Operating Officer from September 2013 through March 2018.

Summary from 2017 to the Present:

Name of Organization	American Homeowner Preservation LLC and its affiliates
Titles	Vice President of Human Resources and Administration Member of Board of Directors Chief Operations Officer
Dates	October 2013 - Present
Duties and Responsibilities	As a member of the Board of Directors, Ms. Kelly has shared responsibility to oversee all aspects of the operations of multiple companies and businesses. She has also been responsible for human resources functions and, from October 2013 until March 2018, oversight of all day-to-day activities.

Family Relationships

Mr. Newbery and Ms. Kelly are married. There are no other family relationships among the directors, executive officers and significant employees of the Company.

Ownership of Related Entities

Mr. Newbery (80%) and Ms. Kelly (20%) own all the issued and outstanding stock of AHP. They also own an interest in, and control, AHP Servicing.

Legal Proceedings

Within the last five years, no director, executive officer or significant employee of the Company has been convicted of, or pleaded guilty or no contest to, any criminal matter, excluding traffic violations and other minor offenses.

Within the last five years, no director, executive officer or significant employee of the Company, no partnership of which a director, executive officer or significant employee was a general partner, and no corporation or other business association of which a director, executive officer or significant employee was an executive officer, has been a debtor in bankruptcy or any similar proceedings.

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COMPENSATION OF EXECUTIVE OFFICERS

The table below presents the anticipated annual compensation of each of the three highest paid executive officers and directors of the Company for the Company’s first full fiscal year of operation:

Name	Capacity in which Compensation is Paid	Cash Compensation	Other Compensation	Total Compensation
Patrick McLaughlin	President of Company and Title Insurance	$250,000/year	None	$250,000/year
Jorge Newbery	Chief Executive Officer of Company	$100,000/year	None	$100,000/year
Charles E. Halko Jr.	CFO of Company and Title Insurance	$25,000/year	None	$25,000/year

All these individuals will work for the Company on a part-time basis.

The Company’s Directors do not receive additional compensation for their service on the Board or attendance at Board meetings.

The Company does not have any ongoing plan or arrangement regarding future compensation of directors or executive officers.

Family Relationships

Mr. Newbery and Ms. Newbery are married. Mr. McLaughlin and Ms. McLaughlin are married. There are no other family relationships among the directors, executive officers, and significant employees of the Company.

Item 4. Security Ownership of Management and Certain Security Holders

As of April 26, 2022, the Company’s outstanding equity consists of 1,000,000 shares of Common Stock and 33,436 shares of Series A Preferred Stock.

Common Shares

Name of Owner	Number of Shares Owned	Percent of Class Owned
American Homeowner Preservation, Inc.	1,000,000	100%

American Homeowner Preservation, Inc. is owned 80% by Mr. Newbery and 20% by Ms. Kelly.

NOTE: Holders of the Company’s Common Shares and holders of the Company’s Series A Preferred Stock do not have the right to vote. Under the LLC Agreement, management of the Company is vested in its Board of Directors, which is controlled by Mr. Newberry.

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Item 5. Interest of Management and Others in Certain Transactions

The Company has entered into, or will enter into, the following transactions with related parties:

•	American Homeowner Preservation, Inc. owns all the Common Shares of the Company.

•	Jorge P. Newbery controls the Board of Directors of the Company.

•	Title Insurance will enter into a loan servicing agreement with AHP Servicing, LLC. See “Our Company and Business – Our Mortgage Loan Business – Loan Servicing.”

•	Jorge P. Newbery is a Partner in Activist Legal LLP, a law firm based in Washington D.C. (Although Mr. Newbery is not a lawyer, Washington D.C. permits non-lawyers to be partners in law firms.) The firm represents creditors in several states and seeks to achieve consensual resolutions of delinquent Mortgage Loans and avoid litigation whenever possible. Title Insurance may engage Activist Legal to represent it in loan workout, foreclosure, bankruptcy and related matters in connection with its business. In doing so, Activist Legal will typically charge Title Insurance (and its other clients) flat rates allowable under Fannie Mae rules. Hourly work is billed at $150 per hour.

•	The Company has performed title searches for AHP Servicing and received approximately $80,231 as compensation for such searches.

•	Mr. Newbery and other entities he controls have funded the Company’s cash flow needs through informal advances to the Company and capital contributions. As of December 31, 2020, $220,000 has been advanced to the Company under this arrangement, of which $208,337 is outstanding as of December 31, 2020. The balances bear no interest and are considered payable on demand.

By “related party” we mean:

•	Any Director, Executive Officer, or Significant Employee of the Company;

•	Any person who has been nominated as a Director of the Company;

•	Any person who owns more than 10% of the voting power of the Company; and

•	An immediate family member of any of the foregoing.

Item 6. Other Information

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Item 7. Financial Statements

AHP TITLE HOLDINGS LLC

CONSOLIDATED FINANCIAL STATEMENTS

As of And For The Year Ended December 31, 2021

And Report of Independent Auditor

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AHP TITLE HOLDINGS LLC

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Report of Independent Auditor

To the Members

AHP Title Holdings LLC

Chicago, Illinois

Opinion

We have audited the accompanying consolidated financial statements of AHP Title Holdings LLC (collectively, the “Company”), which comprise the consolidated balance sheet as of December 31, 2021, and the related consolidated statements of operations, members’ deficit, and cash flows for the year then ended, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2021, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date the consolidated financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and, therefore, is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

cbh.com

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In performing an audit in accordance with generally accepted auditing standards, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Rockville, Maryland

April 22, 2022

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AHP TITLE LLC

CONSOLIDATED BALANCE SHEET

DECEMBER 31, 2021

ASSETS
Current Assets:
Cash and cash equivalents	$310,562
Goodwill	443,340
Total Assets	$753,902

LIABILITIES AND MEMBER'S DEFICIT
Current Liabilities:
Accounts payable and accrued expenses	$69,151
Due to a related party	1,194,687
Total Liabilities	1,263,838

Members' Deficit	-509,936

Total Liabilities and Members' Deficit	$753,902

The accompanying notes to the financial statements are an integral part of this statement.

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AHP TITLE LLC

CONSOLIDATED STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2021

Fee Income	$18,555

Expenses:
Personnel expenses	281,005
Information technology and communications	2,499
Professional fees	125,239
Licenses	214,216
Travel and entertainment	15,387
Interest expense	47,306
Other expenses	1,514
Total Expenses	687,166
Net Loss	$(668,611)

The accompanying notes to the financial statements are an integral part of this statement.

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AHP TITLE LLC

CONSOLIDATED STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2021

Cash flows from operating activities:
Net loss	$(668,611)
Adjustments to reconcile net loss to net cash flows from operating activities:
Changes in assets and liabilities:
Prepaid expenses	10,000
Accounts payable and accrued expenses	25,777
Net cash used in operating activities	(632,834)

Cash flows from investing activities:
Acquisition of a subsidiary, net of cash acquired	(443,340)
Net cash used in investing activities	(443,340)

Cash flows from financing activities:
Advances from related parties, net	993,750
Members' contribution	385,627
Net cash provided by financing activities	1,379,377

Change in cash	303,203
Cash, beginning of year	7,359
Cash, end of year	$310,562

The accompanying notes to the financial statements are an integral part of this statement.

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AHP TITLE LLC

CONSOLIDATED STATEMENT OF MEMBERS’ DEFICIT

YEAR ENDED DECEMBER 31, 2021

	Common Units	Series A Preferred Units	Total

Balance, January 1, 2021	$(226,952)	$–	$(226,952)
Member contributions	51,295	334,332	385,627
Net loss	(550,511)	(118,100)	(668,611)
Balance, December 31, 2021	$(726,168)	$216,232	$(509,936)

The accompanying notes to the financial statements are an integral part of this statement.

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AHP TITLE LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2021

Note 1—Nature of the Organization

AHP Title Holdings LLC (the “AHP Title”) was formed on March 26, 2020, as a Delaware limited liability company.

On December 31, 2021, AHP Title purchased Gulf Coast Title Insurance Company (“GCTI”) an Alabama corporation engaged in the business of selling, underwriting, and providing title insurance to third parties, and other activities, including investing in real estate assets, borrowing, and lending of money to make real estate loans or other investments. On January 1, 2022, GCTI changed its name to AHP Title Direct, Inc. and later re-domesticated to Mississippi . Upon domestication to Mississippi, AHP Title Direct Inc was renamed AHP Title Insurance Company Inc. to comply with Mississippi regulations.

Note 2—Summary of significant accounting policies

Basis of Accounting and Principles of Consolidation– The consolidated financial statements include AHP Title and its wholly-owned subsidiary, GCTI, together referred to as the “Company”. Intercompany transactions and balances are eliminated in consolidation. The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). These consolidated financial statements are presented on the accrual basis of accounting in accordance with

U.S. GAAP, whereby, revenues are recognized in the period earned and expenses when incurred.

Use of Estimates – The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates that affect certain reported amounts and disclosures. The Company is subject to uncertainty of future events; economic, environmental, and political factors; and changes in the business environment; therefore, actual results could differ from estimates. Accordingly, accounting estimates used in the preparation of the consolidated financial statements will change as new events occur, more experience is acquired, additional information is obtained, and the Company’s operating environment changes. Changes are made in estimates as circumstances warrant. Such changes in estimates are reflected in the consolidated financial statements.

Cash and Cash Equivalents – Cash and cash equivalents consist of cash held in bank deposit accounts and short-term, highly-liquid investments with original maturities of 90 days or less. The Company maintains its cash on deposit with a well-established and widely known bank headquartered in the state of Ohio, which management considers to be financially stable and creditworthy. Deposited cash balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Goodwill – Goodwill arises from business combinations and is determined as the excess of the fair value of the consideration transferred over the fair value of the net assets acquired and liabilities assumed as of the acquisition date. Goodwill acquired in a business combination and determined to have an indefinite useful life are not amortized, but tested for impairment at least annually or more frequently if events and circumstances exist that indicate a goodwill impairment test should be performed. At December 31, 2021, management evaluated goodwill and determined that no impairment exists.

Fair Value of Other Financial Instruments – Due to their short-term nature, the carrying value of cash and cash equivalents, accounts receivable and servicing advances, receivables from related parties, accounts payable, accrued expenses, and notes payable approximate their fair value at December 31, 2021.

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AHP TITLE LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2021

Note 2—Summary of significant accounting policies (continued)

Revenue Recognition – FASB ASC 606, Revenue from Contracts with Customers (“ASC 606”), establishes principles for reporting information about the nature, amount, timing, and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company generally recognizes its revenue at the time its services are performed and performance obligations are satisfied. Through December 31, 2021, all revenue was with related party entities. (See Note 4.)

Fee Income – Fee income represents placement fees for title insurance services for a related party. Fee income is recognized as title insurance is issued and the performance obligation is completed.

Income Taxes – The Company has elected to be taxed as a partnership under the Internal Revenue Code. Accordingly, no federal income tax provision and state income taxes, to the extent possible, have been recorded in the consolidated financial statements, as all items of income and expense generated by the Company are reported on the members’ personal income tax returns. The Company has no federal or state tax examinations in process as of December 31, 2021.

Note 3—Goodwill

Goodwill represents the fair value of consideration transferred over the fair value of assets acquired in the purchase of GCTI on December 31, 2021.

Below is a summary of the acquisition transaction:
Purchase price for GCTI	$750,000
Fair value of assets acquired:
Cash	306,660
Consideration in excess of fair value of acquired assets - Goodwill	$443,340

Note 4—Related party transactions

In 2021, the Company executed a shared services agreement with AHP Servicing LLC (“Servicing”) whereby the Company is provided certain duties from Servicing in exchange for payment. These duties include accounting and financial reporting functions, human resources activities, informational technology services, legal services, and investor relations support. Additionally, the agreement calls for the repayment of shared expenses or expenses paid on behalf of the related party by the Company. The shared services agreements bears interest at 11% and is due in full on the maturity date of the agreement, December 1, 2022. The total amount due to Servicing is $1,194,687 and is included in the due to a related party at December 31, 2021.

The Company also generates revenue through title revenues earned from Servicing. During the year ended December 31, 2021, revenues were earned from related parties in the amount of $18,555, of which no accounts receivable remains outstanding as of December 31, 2021.

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AHP TITLE LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2021

Note 5—Members’ deficit

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

Pursuant to the Company’s amended limited liability company agreement in December 2020, the Company’s interests are divided into two classes: Common Shares and Investor Shares. The Company has 20,000,000 total authorized shares, including 1,000,000 Common Shares and 19,000,000 Investor Shares. The board may divide the Investor Shares into one or more classes.

In December 2020, the board designated 7,500,000 Investor Shares as Series A Preferred Stock. The Series A Preferred Stock are entitled to a 7% compounded preferred return. The Company’s assets are to be distributed first to the Series A Preferred Return, second to the unreturned capital on Series A Preferred Stock, and third any remaining net assets are to be distributed to the holders of Common Shares. Series A Preferred Stock do not have voting rights. Holders of Series A Preferred Stock may request repurchase of their shares in the amount of the unreturned investment and a reduced preferred return depending on the time held, with approval of such subject to the Company’s discretion. As of December 31, 2021, no Investor Shares have been issued.

The Company has named American Homeowner Preservation LLC as its manager and has issued 100% of its Common Shares to American Homeowner Preservation, Inc.

Note 6—Subsequent events

Management has evaluated subsequent events through April 22, 2022, the date on which the consolidated financial statements were available to be issued.

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Item 8. Exhibits

Exhibit 1A-2A	Certificate of Formation of the Company filed with the Delaware Secretary of State on March 26, 2020.*
Exhibit 1A-2B	First Amended and Restated Limited Liability Company Agreement dated December 18, 2020.*
Exhibit 1A-2C	Authorizing Resolution dated December 18, 2020.*
Exhibit 1A-6A	Servicing Agreement between Title Insurance and AHP Servicing.*
Exhibit 1A-6B	Amended and Restated Trust Agreement dated October 29, 2014.*
Exhibit 1A-6C	Amendment No. 1 to Amended and Restated Trust Agreement.*
Exhibit 1A-6D	Series Addendum Establishing Series “AHP Title Direct.”*
Exhibit 1A-6E	Master Services Agreement between Title Insurance and ANTIC.*
Exhibit 1A-6F	Gulf Coast Purchase Agreement.*
Exhibit 1A-6G	Extension of Master Services Agreement between Title Insurance and ANTIC.*

*Filed previously

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Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, on May 2, 2022

AHP SERVICING LLC

By: /s/ Jorge Newbery

Jorge Newbery, Chief Executive Officer

This Offering Statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Charles E. Halko Jr.

Charles E. Halko Jr., Chief Financial Officer and Principal Accounting Officer

May 2, 2022

/s/Jorge Newbery

Jorge Newbery, Chief Executive Officer

May 2, 2022

/s/Patrick McLaughlin

Patrick McLaughlin, President and Director

May 2, 2022

/s/Echeverria Kelly

Echeverria Kelly, Director

May 2, 2022

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